Exhibit 99.2

PRESS RELEASE

FOR IMMEDIATE RELEASE

BeLive Studios, NewUnivers and ChopChop Systems Sign Memorandum of Understanding at ATF 2025

Singapore, 4 December 2025 – BeLive Studios, NewUnivers and ChopChop Systems executed a Memorandum of Understanding (MOU) at the Asia TV Forum and Market (ATF) today. The MOU establishes a strategic framework for collaboration among the three parties in the production, co-production and operational integration of microdrama content.

The partnership was initiated through Content IP Xcelerate in Singapore, operated by the Korea Creative Content Agency (KOCCA) Singapore Business Centre, and formally presented during KOCCA’s participation at ATF. The signing ceremony was conducted in the presence of government and industry representatives from Korea and Singapore.

Under the MOU, the parties will explore coordinated development of microdrama projects, including the potential production of more than 50 titles over a twelve month period. The collaboration also includes developing a content distribution ecosystem.

The scope covers end-to-end microdrama development including ideation, script development, casting, production, post production and distribution. The partnership further contemplates the integration of ChopChop Systems’ workflow technology into BeLive’s and NewUnivers’ processes to support more efficient production operations.

About the Companies

BeLive Studios

BeLive Studios is the creative-tech subsidiary of BeLive Technology (NASDAQ: BLIV), a technology provider in interactive live and video commerce solutions. We combine cinematic storytelling with technology-driven innovation, positioning ourselves as a new-generation studio that builds, scales, and monetizes IP across microdramas, branded entertainment, and interactive formats.

NewUnivers Inc

Founded in 2024 by CEO Ryan Jeong, who previously served as the head of the first short-form drama company in Korea, NewUnivers was established with the conviction that microdramas would become the next major engine of the global entertainment content industry. NU aims to build the world’s largest K-short-form drama production ecosystem, encompassing planning, production, distribution, and services, to connect K-creators and IP with the global 3.0 streaming video market.

Since its launch, NewUnivers has produced approximately 20 microdramas. Its title “Goodbye MyBrothers” notably ranked No. 1 in the global microdrama category upon its launch on the Dramawave platform. Positioned as an outstanding K-short drama producer in 2025, NewUnivers is slated to produce 60 titles in 2026 across various genres, solidifying its standing as a top-tier microdrama production company in the global market.

ChopChop Systems

ChopChop Systems provides workflow solutions for media professionals, filmmakers and content creators. As demand for faster video production grows, the company fills a crucial gap in the industry with its automated post-production workflows, helping creators deliver more stories, faster. ChopChop’s solutions save production teams hundreds of hours every year, allowing them to hit deadlines while preserving their well-being.

Forward-Looking Statements

This press release contains forward-looking statements. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When the Company uses words such as “may, “will, “intend,” “should,” “believe,” “expect,” “anticipate,” “project,” “potential production,” “estimate” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. These forward-looking statements include, without limitation, the Company’s statements regarding the expected trading of its Ordinary Shares on the Nasdaq Capital Market and the closing of the Offering. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company’s expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the uncertainties related to market conditions and the completion of the initial public offering on the anticipated terms or at all, and other factors discussed in the “Risk Factors” section of the registration statement filed with the SEC. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the SEC, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

For more information, please contact: ir@belive.sg